CanAlaska Ventures Ltd.

TSX.V: CVV   OTCBB: CVVLF   FRANKFURT: DH7

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

CanAlaska Begins 2006 Summer Uranium Exploration Program

Vancouver, BC, June 22, 2006  –  CanAlaska Ventures Ltd. (“CanAlaska” or the “Company”) is pleased to report the commencement of an extensive 2006 summer exploration program aimed at uranium discovery in a variety of different settings in and around Canada’s Athabasca Basin.

Four exploration field crews, totalling 50 staff and contractors, are currently active on the Athabasca uranium projects.  The Company has budgeted a minimum $6.5 million. exploration program for 2006.

CanAlaska controls over 2,300,000 acres of uranium mineral claims in the Athabasca area and, in 2005, carried out extensive work programs on eleven of its seventeen projects.  The Company carried out over $5 million of exploration surveys utilizing highly technical airborne magnetic and electromagnetic surveys, airborne gravity surveys, seismic surveys, as well as extensive lake sediment sampling, prospecting, mapping, with detailed clay spectrometry on samples from hydrothermally altered areas.

West McArthur

By April 2006, the Company had completed drilling 4 holes on the large airborne geophysical targets located on the West McArthur project, which is immediately west of Cameco’s McArthur River uranium mine.  The Company was successful in locating strong hydrothermal alteration within the target areas, as well as indications of uranium mineralized systems.  These targets will receive further drill testing over the summer season.  Geophysical surveys, both down-hole and between-hole, are in progress and the results from these surveys will used for further drill targeting.

News Release

June 22, 2006

Southeast Athabasca

Prospecting, lake sediment geochemistry and boulder sampling are now underway on the Hodgson, Arnold, McTavish, Cree East and Cree West projects to detect alteration zones in the Athabasca sandstone.

Western Athabasca

A marine crew is working on detailed seismic surveys over strong geophysical targets in the Stewart Island area of the Lake Athabasca project.  The targets are defined by both airborne and ground geophysical surveys, and are located in the proximity of the Stewart Island uranium showing.  This small high-grade uranium deposit is located along the south shore of Stewart Island, and appears to be a “perched” deposit within the Athabasca sandstone, approximately 70 metres above the unconformity.  CanAlaska’s airborne and ground surveys have detailed a number of basement conductors and offsets as well as extensive zones of silicification in the sandstone.  The Company had previously arranged to drill one of these targets this past winter, but was delayed because of thin ice and associated logistics.  The current seismic survey is capable of giving extreme detailed resolution to the targets, and will provide for more precise drill targeting across the multiple zones of interest.  Following the Stewart Island work, marine seismic surveys will be undertaken across the remainder of the Lake Athabasca and Alberta projects.

NE Wollaston Project

Three geologists and ten field crew are working on target definition within several areas of the NE Wollaston Project.  This large project straddles the Saskatchewan-Manitoba border and, in 2005, returned large numbers of samples of uranium boulders and outcrop grading between 0.2% to 1.0% U3O8.  In this area, it is considered that the Athabasca sandstone has been stripped off by glacial action, giving direct access to the deeper mineralized structures containing high-grade uranium, similar to the basement-hosted deposits now being evaluated in the Basin area by the major companies.  In certain areas of the project, very high-grade uranium samples have been recovered, along with pitchblende pebbles in the soils.  Strong patterns of uranium mineralization also exist in lake sediments.  Geological mapping has defined major structural breaks associated with the newly found uranium mineralization.  The Company has contracted for 8,424 line-km of detailed airborne magnetics, VLF and radiometric surveys with Terraquest Ltd., and has been informed that this survey is due to commence within one week.  The detailed information from the airborne survey will be immediately utilized by the field crews for definition of additional targets and correlation on know uranium mineralized zones.

The Company is very pleased with the current exploration successes and continues to be optimistic about future developments.  Additional projects are being evaluated, and the Company is continuing discussions with interested groups regarding strategic partnerships.

News Release

June 22, 2006

About CanAlaska Ventures Ltd.  -  (TSX.V: CVV   OTCBB: CVVLF   FRANKFURT: DH7)

CanAlaska possesses seventeen, 100%-owned, uranium projects in Canada’s Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (936,000 Hectares).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. An aggressive minimum $6.5 mil. exploration program is planned for 2006.

On behalf of the Board of Directors

Investor Contact Emil Fung Tel: +1-604-685-1870 Toll Free: 1-800-667-1870 info@canalaska.com

“Peter Dasler”

Peter Dasler, M.Sc., P Geo.

President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP#137089108.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 22, 2006